SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

Name of Outside Directors and Non-Standing Director
	Date	Agenda	Bongsung Oum	Bart van Halder	Ingoo Han	Doug J. Dunn	Dongwoo Chun
1	Jan. 16, 2007	- Financial Statements of FY 2006 - Convening of Annual General Meeting - Guarantee for LPLWR’s Long-term Debt	For For For	For For For	For For For	For For For	For For For

2	Feb. 28, 2007	- Appointment of New JRD / CEO - Appointment of Members of the Audit Committee	For For	For For	For For	For For	For For

3	Apr. 5, 2007 ~ Apr. 6, 2007	- CB Offering - Increase of Outside Directors’ Remuneration	For Against	For Against	For Against	For Against	For Against

4	Jun. 1, 2007	- Closing of LPL Hong Kong /Establishment of LPL Shenzhen	For	For	For	For	For
		- Cancellation of Generation 5.5 Investment (Report)	—	—	—	—	—

5	Jul. 5, 2007	- Compliance Program / Appointment of Compliance Office	For	For	For	For	For
		- Q2 Financial Results and ‘07 Forecast (Report) - BOD Self-Assessment Results (Report)	— —	— —	— —	— —	— —

6	Oct. 9, 2007	- Generation 8 Investment (P8) in Paju - Q3 Financial Results and Q4 Outlook (Report)	For —	For —	For —	For —	For —

		- ‘07 Estimated Results and ‘08 Business Plan (Report)	—	—	—	—	—

7	Nov. 28, 2007	- Establishment of an AMOLED Plant	For	For	For	For	For
		- 2008 Remuneration Limit for Directors & Executive Officers	For	For	For	For	For

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

Committee	Member	Activities
		Date	Agenda	Remarks
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han	Jan. 15, 2007~ Jan. 16, 2007

-   Approval of Q4 ‘06 Financial Statements

-   Progress of External Audit and Review of Sarbanes-Oxley Act 404 Readiness

-   Internal Controller’s Semi-annual Report

-   Approval of Audit and Non-audit services by External Auditor

-   Agenda for report and approval at AGM

-   Internal Audit Report

-   ‘07 Annual Internal Audit Plan

-   Approval of Replacement of a Head of Internal Audit Team

-   Status of Patent Litigation

For Report Report For For Report For For Report

Apr. 5, 2007

-   Approval of Q1 ‘07 Financial Statements

-   Annual Audit Plan of External Auditor and Sarbanes-Oxley Act 404 Audit Result

-   Internal Controller’s Report

-   Approval of Audit and Non-audit services by External Auditor

-   Internal Audit Report

-   Review of MD&A in Form 20-F

For Report Report For Report Report

Jul. 4, 2007~ Jul. 5, 2007

-   Approval of Q2 ‘07 Financial Statements

-   Annual Audit Plan of External Auditor and Sarbanes-Oxley Act 404 Readiness

-   Internal Controller’s Report, Progress and Evaluation Results

-   Approval of Audit and Non-audit services by External Auditor

-   Internal Audit Report

-   Appointment of Head of Auditing & Management Consulting Department

For Report Report For Report For

Oct. 8, 2007~ Oct. 9, 2007

-   Approval of Q3 ‘07 Financial Statements

-   Annual Audit Plan of External Auditor and Results

-   Internal Controller’s Report, Progress and Evaluation Results

-   Approval of Audit and Non-audit services by External Auditor

-   Internal Audit Report

For Report Report For Report

Remuneration Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun	Apr. 5, 2007	- Increase of Outside Directors’ Remuneration - Stock Option Cancellation - EOIP (Executive Officer Incentive Plan)	Against For Report

		Nov. 27, 2007	- Remuneration Limit for Directors & Executive Officers - Increase of Outside Directors’ Remuneration - EOIP (Executive Officer Incentive Plan)	For For For

Outside Director Nomination and Corporate Governance Committee	Mr. Dongwoo Chun, Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart Van Halder	Jul. 5, 2007	- Succession Plan Review of Board of Directors - Committee Charter Review - ‘06 Board Self-Assessment Results Review	Report Report Report

3. Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Non-Standing Director (Non-Outside Director)	2	13,400	58	29	—
Outside Director	5		277	55

*	Remuneration limit for the total 9 directors, including standing directors.

II. Accumulated Transaction Amount of LG.Philips LCD H.Q. with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2006 Total Assets or Sales Revenue in 2007.

(KRW Billion)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*
Sales, etc.	LG.Philips LCD America Inc. (Subsidiary)	Jan. 1, 2007 ~ Dec. 31, 2007	1,519	14.9%
Sales, etc.	LG.Philips LCD Germany GmbH (Subsidiary)	Jan. 1, 2007 ~ Dec. 31, 2007	2,439	23.9%
Sales, etc.	LG.Philips LCD Japan Co., Ltd. (Subsidiary)	Jan. 1, 2007 ~ Dec. 31, 2007	1,334	13.1%
Sales, etc.	LG.Philips LCD Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2007 ~ Dec. 31, 2007	3,381	33.1%
Sales, etc.	LG.Philips LCD Hong Kong Co., Ltd. (Subsidiary)	Jan. 1, 2007 ~ Dec. 31, 2007	699	6.9%
Sales, etc.	LG.Philips LCD Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2007 ~ Dec. 31, 2007	1,369	13.4%
Sales, etc.	LG.Philips LCD Shenzhen Co., Ltd. (Subsidiary)	Jan. 1, 2007 ~ Dec. 31, 2007	560	5.5%
Sales/Purchase	LG Electronics Inc. (Largest Shareholder)	Jan. 1, 2007 ~ Dec. 31, 2007	613	6.0%
Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2007 ~ Dec. 31, 2007	860	8.4%

*	% of the2006 non-consolidated Sales Revenue (KRW 10,200.7 Billion)
**	The above transaction amount is to be reported in the audit report of FY 2007 and subject to change.

III. Reference Relating to the Business

1. Overview

A. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being increased.

•

The demand for LCD panels for Notebook PCs & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display area. We expect competition between TFT-LCD and PDP technologies to intensify in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

•

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2) Cyclicality of LCD industry

•

The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•

During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3) Competitiveness

•

Our ability to compete successfully also depends on factors both within and outside our control, including product prices, relationship with our customers, timely investment, development of new and premium products through leading technology, our ability to obtain cost competitiveness through innovations in our operations, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4) Sourcing material

•	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. However, the domestic portion has grown due to the active participation of domestic vendors.

•	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials from capacity expansion in the TFT-LCD industry.

•

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5) Others

•	Most TFT-LCD panel makers are located in Asia.

a. Korea:	LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung
Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c. Japan: Sharp, Hitachi, etc.

d. China: SVA-NEC, BOE-OT, etc.

B. Company

(1) Company overview

•

The commercial production of our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and Semicon transferred their respective TFT-LCD related business to LG Soft Co., Ltd (currently LG.Philips LCD Co., Ltd.). LG.Philips LCD became a J/V between LG Electronics and Philips Electronics in September 1999. In July 2004, we completed initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. We currently operate seven fabrication facilities located in Gumi and Paju, Korea and seven module facilities located in Gumi & Paju, Korea, Nanjing & Guangzhou, China and Wroclaw, Poland.

•

We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. With the commencement of mass production at our 7th generation fab (P7) in January 2006 and our decision to invest in an 8th generation fab (P8), we are expanding our production capacity in line with growing large-sized LCD TV market.

•

Despite the difficult business environment contributed by factors such as volatile exchange rates, continued high oil prices and the sub-prime mortgage crisis in the U.S., our non-consolidated sales revenue in 2007 increased by 39% year-on-year to KRW 14,163 billion, backed by continued growth of TFT-LCD product demand, especially in the large-sized LCD TV market, and our consistent efforts to expand our sales. We recorded a non-consolidated operating income of KRW 1,491 billion and a non-consolidated net income of KRW 1,344 billion in 2007 from development of cost innovation models, reduction of purchasing unit cost, maximization of equipment effectiveness through Max Capa / Min Loss activities and reduction of overhead cost and other active cost reduction measures as well as increased sales revenue. Our consolidated sales revenue in 2007 increased by 35% year-on-year to KRW 14,352 billion. Our consolidated operating income was KRW 1,504 billion and our consolidated net income was KRW 1,344 billion in 2007.

•	We developed basic technologies for new businesses, such as flexible displays and OLEDs, and diverse customer oriented technologies.

•	In sales, we expanded our customer base by strengthening our price management capabilities and active customer satisfaction management, etc.

(2) Financial Statements

•	Korean GAAP Consolidated Financial Statements

a. Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2007	FY 2006	Remarks
1. Sales	14,351,966	10,624,200
2. Cost of goods sold	(12,115,363)	(10,932,316)
3. Gross income	2,236,603	(308,116)
4. SG&A	(732,596)	(570,922)
5. Income from operations	1,504,007	(879,038)
6. Non-operating income	683,800	444,243
7. Non-operating expenses	(644,848)	(586,681)
8. Income before income tax	1,542,959	(1,021,476)
9. Income tax expense	(198,932)	252,163
10. Net income	1,344,027	(769,313)

b. Consolidated Balance Sheets

(Based on Korean GAAP)		(KRW Million)

Description	FY 2007	FY 2006	Remarks
1. Current assets	5,746,133	3,154,627
2. Non-current assets	8,033,702	10,333,160
1) Investment assets	24,718	19,298
2) Tangible assets	7,528,523	9,428,046
3) Intangible assets	123,111	123,826
4) Other non-current assets	357,350	761,990
Total Assets	13,779,835	13,487,787
1. Current liabilities	2,401,222	3,208,789
2. Non-current liabilities	3,089,154	3,389,322
Total Liabilities	5,490,376	6,598,111
1. Controlling interest	8,289,373	6,889,676
1) Capital stock	1,789,079	1,789,079
2) Capital surplus	2,311,071	2,275,172
3) Accumulated other comprehensive income	5,823	(13,948)
4) Retained earnings	4,183,400	2,839,373
2. Minority interest	86	—
Total Shareholders’ Equity	8,289,459	6,889,676
Total Liabilities and Total Shareholders’ Equity	13,779,835	13,487,787

•	Korean GAAP Non-Consolidated Financial Statements

a. Non-Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2007	FY 2006	Remarks
1. Sales	14,163,131	10,200,660
2. Cost of goods sold	(12,076,688)	(10,688,068)
3. Gross income	2,086,443	(487,408)
4. SG&A	(595,308)	(457,800)
5. Income from operations	1,491,135	(945,208)
6. Non-operating income	571,713	370,831
7. Non-operating expenses	(517,286)	(449,992)
8. Income before income tax	1,545,562	(1,024,369)
9. Income tax expense	(201,535)	255,056
10. Net income	1,344,027	(769,313)

b. Non-Consolidated Balance Sheets

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2007	FY 2006	Remarks
1. Current assets	5,644,253	2,731,656
2. Non-current assets	7,750,182	10,084,191
1) Investments	489,114	361,558
2) Tangible assets	6,830,600	8,860,076
3) Intangible assets	111,530	114,182
4) Other non-current assets	318,938	748,375
Total Assets	13,394,435	12,815,847
1. Current liabilities	2,245,410	2,694,389
2. Non-current liabilities	2,859,652	3,231,782
Total Liabilities	5,105,062	5,926,171
1. Capital stock	1,789,079	1,789,079
2. Capital surplus	2,311,071	2,275,172
3. Accumulated other comprehensive income	5,823	(13,948)
4. Retained earnings	4,183,400	2,839,373
Total Shareholders’ Equity	8,289,373	6,889,676
Total Liabilities and Total Shareholders’ Equity	13,394,435	12,815,847

(3) Market shares

•	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	From Q1 to Q3 in 2007	2006
Panels for Notebook PC	28.9%	26.2%
Panels for Monitor	15.8%	15.6%
Panels for TV	22.7%	23.6%
Total	20.8%	20.5%

(Source: DisplaySearch Q4 2007)

(4) Market characteristics

•	LCD is a key product for the display industry and the demands for LCD have been steadily rising.

•

Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

•	The LCD market has experienced a high rate of growth based on IT related products. With expansion of the market for LCD televisions, we expect that the LCD market will continuously grow.

(5) New business etc.

•

P7 in our Paju Display Cluster reached an expanded production capacity of over 136 thousand sheets of glass substrates per month in the fourth quarter of 2007 and we have commenced the construction of P8 (8th generation fab) in anticipation of a growth in the 50-inch and larger TFT-LCD market.

•

In September 2005, we entered into an agreement to build a “back-end” module production plant in Wroclaw, Poland, becoming the first in the global LCD industry to establish such a production facility in Europe. We broke ground on the plant in June 2006 and commenced mass production in March 2007.

•

In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China. By establishing LG.Philips LCD Guangzhou Co. Ltd. in August 2006 and starting mass production at the new module production plant in December 2007, we have established optimal global production base.

•

We also plan to strengthen the foundation for future growth by leading the market in the future display technologies which include preparing for the start of the AMOLED business, accelerating the development of flexible display technologies and leading the LED back-light LCD market.

(6) Organization chart

- JRD	:	Joint Representative Director
- CEO	:	Chief Executive Officer
- CFO	:	Chief Financial Officer
- CPO	:	Chief Production Officer
- CTO	:	Chief Technology Officer

2. Reference Relating to AGM

A. Matters Relating to the Annual General Meeting

(1) Date and Time: 10:00 A.M., February 29, 2008 (Friday)

(2) Venue : Guest House, LG.Philips LCD Paju Display Cluster

                    1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

B. Agenda for Meeting

(1) For reporting:	a. Audit Committee’s Audit Report

b. Business Report

c. Appointment of External Auditor

(2) For approval:	a. Non-consolidated Balance Sheet, Non-consolidated Income Statement

& Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2007

(Cash dividend per share : KRW 750)

c. Appointment of Directors

d. Appointment of Audit Committee Members

e. Remuneration Limit for Directors in 2008

C. Details of Agenda for Approval

Agenda 1: Non-consolidated Balance Sheet, Non-consolidated Income Statement &

                   Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2007

                   – KRW 750 is proposed as cash dividend per share.

(1) Business Performance in FY 2007

•

Despite the difficult business environment contributed by factors such as volatile exchange rates, continued high oil prices and the sub-prime mortgage crisis in the U.S., our non-consolidated sales revenue in 2007 increased by 39% year-on-year to KRW 14,163 billion, backed by continued growth of TFT-LCD product demand, especially in the large-sized LCD TV market, and our consistent efforts to expand our sales. We recorded operating income of KRW 1,491 billion and net income of KRW 1,344 billion in 2007 from development of cost innovation models, reduction of purchasing unit cost, maximization of equipment effectiveness through Max Capa / Min Loss activities and reduction of overhead cost and other active cost reduction measures as well as increased sales revenue.

(2) Financial Statements

a. Non-Consolidated Balance Sheets

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2007	FY 2006	Remarks
1.Current assets	5,644,253	2,731,656
2.Non-current assets	7,750,182	10,084,191
1) Investments	489,114	361,558
2) Tangible assets	6,830,600	8,860,076
3) Intangible assets	111,530	114,182
4) Othernon-current assets	318,938	748,375
Total Assets	13,394,435	12,815,847
1.Current liabilities	2,245,410	2,694,389
2.Non-current liabilities	2,859,652	3,231,782
Total Liabilities	5,105,062	5,926,171
1.Capital stock	1,789,079	1,789,079
2.Capital surplus	2,311,071	2,275,172
3.Accumulated other comprehensive income	5,823	(13,948)
4.Retained earnings	4,183,400	2,839,373
Total Shareholders’ Equity	8,289,373	6,889,676
Total Liabilities and Total Shareholders’ Equity	13,394,435	12,815,847

b. Non-Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2007	FY 2006	Remarks
1. Sales	14,163,131	10,200,660
2. Cost of goods sold	(12,076,688)	(10,688,068)
3. Gross income	2,086,443	(487,408)
4. SG&A	(595,308)	(457,800)
5. Income from operations	1,491,135	(945,208)
6. Non-operating income	571,713	370,831
7. Non-operating expenses	(517.286)	(449,992)
8. Income before income tax	1,545,562	(1,024,369)
9. Income tax expense	(201,535)	255,056
10. Net income	1,344,027	(769,313)

c. Non-Consolidated Statements of Appropriations of Retained Earnings

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2007	FY 2006	Remarks
1. Retained earnings before appropriations	4,055,063	2,711,036
a. Unappropriated retained earnings carried over from prior years	2,711,036	3,480,349
b. Net income (Net loss)	1,344,027	(769,313)
2. Appropriations of retained earnings	295,198	—
—Legal reserve	26,836	—
—Dividend*	268,362	—
3. Unappropriated retained earnings to be carried forward to subsequent year	3,759,865	2,711,036

*	Cash dividend per share : KRW 750

—Dividend rate : 15% of face value

—Payout ratio : 20% of 2007 net income

—Dividend yield : 1.6% of based on the 1 week average closing share price prior to 2 transaction days before the record date

Agenda 2 : Amendment of the Articles of Incorporation

Article	Current Provision	Proposed Provision	Purpose of Amendment of the Articles of Incorporation

Article 1	(Trade Name) The name of the company shall be “EL-GI.PHILIPS EL-SI-DI CHUSIK HOESA” (hereinafter referred to as the “Company”), which shall be written in English as “LG.Philips LCD Co., Ltd.”.	(Trade Name) The name of the company shall be “EL-GI DISPLAY CHUSIK HOESA” (hereinafter referred to as the “Company”), which shall be written in English as “LG Display Co., Ltd.”.	To reflect expansion of business scope, etc.

ADDENDA		ADDENDA (as of February 29, 2008) These Articles of Incorporation shall be effective from March 3, 2008.

Agenda 3 : Appointment of Directors

a) James Jeong

•	Date of Birth : November 2, 1961

•	Candidate for Outside Director : None

•	Nominator : Board of Directors

•	Current Job : Director of LG Electronics Inc.

•	Major Career : – B.A., Business Administration, Yonsei University

                    – Vice President of Corporate Strategy Department, LG Electronics Inc. (2001)

                    – President of LG Electronics United Kingdom Inc. (2004)

                    – Vice President of Financing Control Department, LG Electronics Inc. (2006)

                    – CFO of LG Electronics Inc. (2007)

•	Business Transaction with LPL during the last 2 years : None

b) Simon Kang

•	Date of Birth : May 10, 1954

•	Candidate for Outside Director : None

•	Nominator : Board of Directors

•	Current Job : President of Digital Display Product Business Division, LG Electronics Inc.

•	Major Career : – B.A., Business Administration, Yonsei University

                    – President of LG Electronics Canada Inc. (1996)

                    – Vice President (Brand Management) of LG Electronics USA Inc. (2000)

                    – President of Korea Sales & Marketing Operation, LG Electronics Inc. (2005)

                    – President of Digital Display Division, LG Electronics Inc. (2007)

•	Business Transaction with LPL during the last 2 years : None

c) Paul Verhagen

•	Date of Birth : February 2, 1962

•	Candidate for Outside Director: None

•	Nominator : Board of Directors

•	Current Job : CFO of Philips Consumer Lifestyle

•	Major Career : – M.S., Business Economics, Catholic University of Brabant

                    – CFO of Philips Consumer Electronics

•	Business Transaction with LPL during the last 2 years : None

d) Dongwoo Chun

•	Date of Birth : January 15, 1945

•	Candidate for Outside Director : Yes

•	Nominator : Board of Directors

•	Current Job : Outside Director of LG.Philips LCD Co., Ltd. and Pixelplus

 * To be reappointed as an Outside Director at the forthcoming AGM

•	Major Career : – Ph.D., Electronic Engineering, University of Texas

                    – Executive Vice President in Manufacturing of LG Semicon (1988)

                    – Executive Vice President of Silicon Magic Inc.(1995)

                    – Executive Vice President of Cirrus Logic Inc. (2000)

                    – Standing Auditor of DongbuAnam Semiconductor (2002)

•	Business Transaction with LPL during the last 2 years : None

e) Bruce I. Berkoff

•	Date of Birth : August 13, 1960

•	Candidate for Outside Director : Yes

•	Nominator : Board of Directors

•	Current Job : Chairman of LCD TV Association

•	Major Career : – M.S., Biophysics, U.C. Berkeley

                    – CMO of LG.Philips LCD Co., Ltd. (1999)

                    – Chairman of Enuclia Semiconductor (2006)

•	Business Transaction with LPL during the last 2 years : None

f) Nakamura Yoshihide

•	Date of Birth : October 22, 1942

•	Candidate for Outside Director : Yes

•	Nominator : Board of Directors

•	Current Job : CEO of ULDAGE

•	Major Career : – B.A., Law, Chuo University

                    – Deputy President of CNC (1999)

                    – Chairman of Sony Chemical (2003)

                    – Senior VP of Sony Patent Department (2005)

•	Business Transaction with LPL during the last 2 years : None

g) William Y. Kim

•	Date of Birth : June 6, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Board of Directors

•	Current Job : Partner, Ropes & Gray LLP (NY)

•	Major Career : – J.D. , Georgetown University

                    – MBA, University of Michigan

                    – Partner, Dorsey & Whitney LLP.

                    – Partner, Alston & Bird LLP.

•	Business Transaction with LPL during the last 2 years : None

Agenda 4 : Appointment of Audit Committee Members

a) Nakamura Yoshihide

•	Date of Birth : October 22, 1942

•	Candidate for Outside Director : Yes

•	Nominator : Board of Directors

•	Current Job : CEO of ULDAGE

•	Major Career : – B.A., Law, Chuo University

                    – Deputy President of CNC (1999)

                    – Chairman of Sony Chemical (2003)

                    – Senior VP of Sony Patent Department (2005)

•	Business Transaction with LPL during the last 2 years : None

b) William Y. Kim

•	Date of Birth : June 6, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Board of Directors

•	Current Job : Partner, Ropes & Gray LLP (NY)

•	Major Career : – J.D. , Georgetown University

                    – MBA, University of Michigan

                    – Partner, Dorsey & Whitney LLP.

                    – Partner, Alston & Bird LLP.

•	Business Transaction with LPL during the last 2 years : None

Agenda 5: Approval of Remuneration Limit for Directors

Category	FY2008	FY2007
Number of Directors (Number of Outside Directors)	9 (5)	9 (5)
Total Amount of Remuneration Limit	KRW 13.4 billion	KRW 13.4 billion

IV. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

a. Name of Solicitor: LG.Philips LCD Co., Ltd. (“LPL”)

b. Number of LPL Shares Held by Solicitor: None

c. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LPL	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%
Philips Electronics	Company acting in concert with the largest shareholder	71,225,000 (common stock)	19.9%
Total	—	206,850,000 (common stock)	57.8%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Dong Joo Kim	Heung Won Park
Number of Shares Held by Agents	640 (common stock)	248 (common stock)
Relationship with LPL	Vice President of LPL	Employee

3. Matters Relating to Shareholders Whom Proxy is Asked to

a. Criteria for Selection: All shareholders holding more than 200,000 shares of LG.Philips LCD common stock, representing 78.4% of voting right

b. List of Shareholders to Be Asked for Proxy

No	Shareholders	No	Shareholders
1	LG Electronics	67	BATTERYMARCH GLOBAL EMERGING MARKETS FU
2	Philips Electronics	68	KOOKMIN BANK (PCA INVESTMENT TRUST MANAGEMENT)
3	NPC	69	STARK ASIA MASTER FUND, LTD
4	KOOKMIN BANK (MIRAE ASSET INVESTMENTS)	70	BARCLAYS GLOBAL INVESTRO
5	KOREA SECURITIES FINANCE CORPORATION (KTB ASSET MANAGEMENT)	71	HSBC (PCA INVESTMENT TRUST MANAGEMENT)
6	BBH-GMO EMG MKT FD	72	CITADEL HORIZON S.A.R.L.
7	MSIL-MS CO INTL PLC	73	EPLOYEE STOCK OWNERSHIP ASSOCIATION
8	KOREA EXCHANGE BANK (MIRAE ASSET INVESTMENTS)	74	MORGAN STANLEY SICAV
9	SHINHAN BANK (MIRAE ASSET INVESTMENTS)	75	SSB-MSIM EM
10	STARK MASTER FUND LTD	76	SSB-NEW ECNM
11	PUSAN BANK (CJ ASSET MANAGEMENT)	77	MSIL-CC AS AR MS F
12	COSMO STOCK INVESTMENT No.1	78	SSB-CSTRF GRP1
13	ABU DHABI INVESTMENT AUT	79	INDUSTRIAL BANK OF KOREA (HANA UBS ASSET MANAGEMENT)
14	SC FIRST BANK (MIRAE ASSET INVESTMENTS)	80	LEHMAN BROTHERS COMMERCIAL CORPORATION AS

15	EMERGING MARKETS GROWTH	81	ALLIANZ STOCK INVESTEMTN No.1
16	HANA BANK (SAMSUNG INVESTMENT TRUST MANAGEMENT)	82	HANA BANK (KYOBO INVESTMENT TRUST MANAGEMENT)
17	NTC-GOV SPORE	83	MSCO-KELUSA MAS
18	EURO-PACIFIC GROWTH FUND	84	KOREA SECURITIES FINANCE CORPORATION
19	FIDELITY FUNDS	85	RBC DISB-HSBC GLOBAL INV FD
20	MIRAEASSET STOCK INVESTMENT No.1	86	FIDES STOCK INVESTMENT No.1
21	BBH-VANGUARD EM SIF	87	KOOKMIN BANK (FRANKLIN TEMPLETON INVESTMENTS)
22	KUWAIT INVESTMENT AUTHORITY	88	CITIBANK INTERNATIONAL PLC A
23	SSB-KOR INDEX	89	HBFS-I-JF KOR FD
24	STICHT-PENSIONFONDS A	90	SHINHAN BANK (MIRAE ASSET-AIG LIFE)
25	ISHARES MSCI SOUTH KOREA	91	HANA BANK (KTB ASSET MANAGEMENT- KYOBO LIFE)
26	HSBC ( FIDELITY INVESTMENTS ASSET MANAGEMENT)	92	WOORI BANK (DAEHAN INVESTMENT TRUST MANAGEMENT)
27	HANA BANK (CONSUS ASSET MANAGEMENT)	93	DELTHA INDEX STOCK INVESTMENT No.1
28	MIRAEASSET INDEPENDENCE SOTCK INVESTMENT	94	CITI FCP S.A.
29	BBHL-ACM GI GBLP	95	KOOKMIN BANK (LANDMARK INVESTMENT TRUST MANAGEMENT)
30	NTC/BONY/SSB-MONETR SG	96	MELLON-PENS RSRV ITF
31	HANKOOK STOCK INVESTMENT No.1	97	SHINHAN BANK (WOORI ASSET MANAGEMENT)
32	SHINHAN BANK (SAMSUNG INVESTMENT TRUST MANAGEMENT)	98	CHASE MANHATTAN BANK (IRE)

33	BONY/SSB/NTC-SD AR MA	99	NATIONAL AGRICULTURAL COOPERATIVE FEDERATION (KB ASSET MANAGEMENT-ING LIFE)
34	BONY-GOLDMAN SCH INTL	100	MS UNIVERSAL FUNDS 5322
35	METLIFE (VUL MIXED GROWTH SEI)	101	ASSETPLUS STOCK INVESTMENT No.1
36	EQ ADVISORS TRUSTS	102	W.F.A.L.
37	CREDIT SUISSE FINANCIAL	103	LEHMAN BROTHERS FINANCE SA
38	JP MORGAN SECS LTD	104	TUBE STOCK INVESTMENT No.1
39	NORGES BANK	105	HANA BANK (KOREA INVESTMENT TRUST MANAGEMENT)
40	HANA BANK (PRUDENTIAL ASSET MANAGEMENT)	106	HSBC BANK PLC
41	THE CAPITAL GUARDIAN EMP	107	KOREA EXCHANGE BANK (HANHWA INVESTMENT TRUST MANAGEMENT)
42	KOOKMIN BANK (KOREA INVESTMENT TRUST MANAGEMENT)	108	KOOKMIN BANK (KTB ASSET MANAGEMENT-KYOBO LIFE)
43	MSDW INSTL FUND	109	NATIONAL AGRICULTURAL COOPERATIVE FEDERATION (SHINHAN BNP INVESTMENT TRUST MANAGEMENT)
44	MIDAS STOCK INVESTMENT No.1	110	SPARBANKERNAS VARDEPAPER
45	KOOKMIN BANK (SH ASSET MANAGEMENT)	111	CHEETAHKOREAVALUEFUND
46	THE KOREAN TEACHERS’ CREDIT UNION	112	LOMBARD ODIER DARIER HENTSCH INVEST
47	TEMPLETON STOCK INVESTMENT No.1	113	SSB-KBGL IGSFL
48	HSBC(SAMSUNG KDDEX 200ETF)	114	PRUDENTIAL INDEX STOCK INVESTMENT No.1
49	KOOKMIN BANK (ALLIANZ INVESTMENT TRUST MANAGEMENT-ALLIANZ LIFE)	115	BARCLAYS BANK PLC

50	BNP PARIBAS ARBITRAGE SNC	116	SSB-SRGE MET
51	INDUSTRIAL BANK OF KOREA (MIRAE ASSET INVESTMENTS)	117	PARK JUNG HA
52	CREDIT SUISSE SECUTITIES (EUROPE) LIMIT	118	BBH-SEI INS INTL TEMEF
53	WOORI BANK (KOREA POST)	119	KOOKMIN BANK (MIRAE ASSET-MIRAE ASSET LIFE)
54	CAPITAL INTERNATIONAL EM	120	JYSKE BANK A/S
55	YURIEASSET INDEX STOCK INVESTMENT No.1	121	SC FIRST BANK (PCA INVESTMENT TRUST MANAGEMENT)
56	KTB STOCK INVESTMENT No.2	122	KOOKMIN BANK (SAMSUNG INVESTMENT TRUST MANAGEMENT-SAMSUNG LIFE)
57	KOREA INVESTMENT & SECURITIES	123	NTC-G-ASSET HLDR P AEEP
58	MSILP-PLEDGEE OF 15132	124	PUSAN BANK (TONGYANG INVESTMENT TRUST MANAGEMENT)
59	BBH-NW MTL LIFE INS	125	KB STOCK INVESTMENT No.2
60	KOREA EXCHANGE BANK (KTB ASSET MANAGEMENT)	126	THE KOREA FUND, INC
61	SSB-SC BRNSTN	127	THE DIMENSIONAL EMERGING MARKETS FUND, I
62	SSB-SSBTCI TER	128	HANA BANK (HANA UBS ASSET MANAGEMENT)
63	IMM STOCK INVESTMENT No.1	129	E-STAR STOCK INVESTMENT No.4
64	DNSK-DANSKE INVEST	130	MAC INVESTMENT ADVISORY STOCK INVESTMENT No.1
65	SHINHAN BANK (HANA UBS ASSET MANAGEMENT)	131	HBFS-B-MPF-MMPA-HKMPF
66	SOCIETE GENERALE S.A.

4. Others

—The Period of Proxy Instruction: From Feb. 15, 2008 to Feb. 29, 2008 (Before the 23rd AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 12, 2008	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer